FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Roers John E (Last) (First) (Middle) 6517 W. Strabane Trail (Street) Sioux Falls SD 57106 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol HF Financial Corp. HFFC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) February 5 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)
X

      Director

      10% Owner

  X  Officer (give title below)

Senior Vice President of Subsidiary

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)
X

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock							(a)	2,803.951	I	By ESOP
Common Stock							(b)	2,011.057	I	By 401(k)
Common Stock	02/05/03		S		195	D	$15.25	3,384	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$10.210							[c]	09/06/06	Common Stock	1,427
Employee Stock Option (Right to Buy)	$16.250							[d]	09/10/07	Common Stock	3,090
Employee Stock Option (Right to Buy)	$15.375							[e]	09/09/08	Common Stock	3,439
Employee Stock Option (Right to Buy)	$ 9.375							[f]	09/13/10	Common Stock	2,177
Employee Stock Option (Right to Buy)	$12.500							[g]	09/11/11	Common Stock	2,346
Employee Stock Option (Right to Buy)	$12.000							[h]	09/11/12	Common Stock	2,531		15,010	D

Explanation of Responses:

[a] Allocation of shares pursuant to Issuer's Employee Stock Ownership Plan for Plan Year ended 06/30/02 of which Reporting Person was notified by a statement dated 09/04/02.

[b] These shares were aquired after 06/30/01, during the fiscal year, pursuant to the HF Financial Corp. Retirement Savings Plan, at prices ranging from $10.860 to $14.450.  The information reported herein is based on a plan statement dated 06/30/02.

[c] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/97.

[d] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/98.

[e] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/99.

[f] Option becomes exercisable in equal amounts over a 5-year period beginning 06/30/01.

[g] Option becomes exercisable in equal amounts over a 3-year period beginning 06/30/02.

[h] Option becomes exercisable in equal amounts over a 3-year period beginning 06/30/03.

/s/John E. Roers ** Signature of Reporting Person	02/13/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002